                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*



                                 SIGMA CIRCUITS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      826559106
                             ---------------------------
                                    (CUSIP Number)


                             Ronald J. Vannuki
                             100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                             (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


                                     July 25, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 2 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fortuna Investment Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Working Capital

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                    7    SOLE VOTING POWER

 NUMBER OF                      0
  SHARES
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
   EACH                         90,800
 REPORTING
  PERSON            9    SOLE DISPOSITIVE POWER
   WITH
                                0

                   10   SHARED DISPOSITIVE POWER

                                90,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%

14   TYPE OF REPORTING PERSON *

          PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 3 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fortuna Capital Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                    7    SOLE VOTING POWER

 NUMBER OF                      0
  SHARES
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
   EACH                         90,800
 REPORTING
  PERSON            9    SOLE DISPOSITIVE POWER
   WITH
                                0

                   10   SHARED DISPOSITIVE POWER

                                90,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%

14   TYPE OF REPORTING PERSON *

          CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 4 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald J. Vannuki

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
                    7    SOLE VOTING POWER

 NUMBER OF                      0
  SHARES
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
   EACH                         90,800
 REPORTING
  PERSON            9    SOLE DISPOSITIVE POWER
   WITH
                                0

                   10   SHARED DISPOSITIVE POWER

                                90,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.3%

14   TYPE OF REPORTING PERSON *

          IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 5 of 9 Pages

Item 1.  SECURITY AND ISSUER.

    This filing relates to the Common Stock, par value $.001 per share (the "Stock"), of Sigma Circuits, Inc. (the "Company"). The Stock trades on the NASDAQ maintained by the National Association of Securities Dealers. The Company's principal executive offices are located at 393 Mathew Street, Santa Clara, California 95050; the Company's telephone number at that location is
(408) 727-9169. The number of issued and outstanding shares of Stock as set forth in the Company's 10Q for the period ended June 30, 1996 is 3,936,000.


Item 2.  IDENTITY AND BACKGROUND.

    (a) This statement is filed by (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners"), with respect to shares of Stock held or beneficially owned by the partnership; (ii) Fortuna Capital Management, Inc. ("Fortuna Capital Management") as general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki as sole shareholder of Fortuna Capital Management. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons."

    The general partner of Fortuna Investment Partners is Fortuna Capital Management. The sole shareholder, Chairman of the Board and President of Fortuna Capital Management is Ronald J. Vannuki.

    (b) The principal business address of each of the Reporting Persons is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401.

    (c)(i) The business of Fortuna Investment Partners is that of a private investment partnership engaged in the purchase and sale of securities for investment for its own account; (ii) the business of Fortuna Capital Management is to serve as the general partner of Fortuna Investment Partners; and (iii) Ronald J. Vannuki is President and Chairman of the Board of Fortuna Capital Management and a registered representative with a securities brokerage firm.

    (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 6 of 9 Pages

    (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f)(i) Fortuna Investment Partners is a California limited partnership;
(ii) Fortuna Capital Management is a California corporation; and (iii) Mr. Vannuki is a United States citizen.


Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    The net investment cost (including commissions, if any) of the 90,800 shares of Stock beneficially owned by Fortuna Investment Partners is $397,566.05. The source of funds for this consideration was the partnership's working capital.


Item 4.  PURPOSE OF THE TRANSACTION

    The purpose of the acquisition of the shares by the Reporting Persons is for investment, and the purchases of the shares by such persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Each Reporting Person may make further purchases of shares of Stock from time to time and may dispose of any or all of the shares of Stock held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.


Item 5.  INTEREST IN SECURITIES OF THE ISSUE

    (a)(1) As of the date hereof, Fortuna Investment Partners owns beneficially 90,800 shares, representing 2.3%, of Stock.

    (a)(2) As of the date hereof, Fortuna Capital Management, as general partner of Fortuna Investment Partners, owns beneficially 90,800 shares, representing

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 7 of 9 Pages

2.3%, of Stock, with shared disposition and voting powers.

    (a)(3) As of the date hereof, Ronald J. Vannuki, as the sole shareholder of the general partner of Fortuna Investment Partners, owns beneficially 90,800 shares, representing 2.3%, of Stock, with shared disposition and voting power.

    A member of Mr. Vannuki's family, who is an independent adult and does not live in Mr. Vannuki's household, owns 2,000 shares of Stock. Mr. Vannuki disclaims any beneficial interest in this stock, and it is not included in the number of shares beneficially owned by him.

    (b)

                                                        Power to Vote           Power to Dispose
                 No. of Shares        Percentage
              Beneficially Owned       of Class        Sole       Shared       Sole        Shared
Fortuna           90,800                 2.3%           0         90,800         0         90,800
Investment
Partners

Fortuna           90,800                 2.3%           0         90,800         0         90,800
Capital
Management

Ronald J.         90,800                 2.3%           0         90,800         0         90,800
Vannuki

    (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Fortuna Investment Partners, Fortuna Capital Management, and Ronald J. Vannuki during the past 60 days are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the NASDAQ. No other transactions were effected by Fortuna Investment Partners, Fortuna Capital Management or Ronald J. Vannuki during such period.

    (d) No person other than each respective owner referred to herein of Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Stock.

    (e) The Reporting Persons ceased to be the beneficial owner of more than 5% of Stock on July 25, 1996.

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 8 of 9 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  MATTER TO BE FILED AS EXHIBITS

    None.

                                     SCHEDULE 13D


CUSIP No.  826559106                                          Page 9 of 9 Pages

SIGNATURES

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1996


FORTUNA INVESTMENT PARTNERS, L.P.

By: Fortuna Capital Management, Inc.,
    its General Partner


         By:   /s/ RONALD J. VANNUKI
            -------------------------------------
            Ronald J. Vannuki, President



FORTUNA CAPITAL MANAGEMENT, INC.


By:  /s/ RONALD J. VANNUKI
   -------------------------------------
   Ronald J. Vannuki, President



 /s/ RONALD J. VANNUKI
-------------------------------------
Ronald J. Vannuki
Individual

                                      SCHEDULE A

                         Transactions Within the Last 60 Days

         Party                     Date     Bought (Sold)     Price Per Share     Broker Effecting
                                                                                     Transaction
Fortuna Investment Partners      07/25/96     (21,500)             $5.20             Bear Stearns
Fortuna Investment Partners      07/29/96      (5,000)              4.94             Bear Stearns
Fortuna Investment Partners      08/01/96      (5,000)              4.94             Bear Stearns
Fortuna Investment Partners      08/02/96      (6,200)              4.95             Bear Stearns
Fortuna Investment Partners      08/02/96        (800)              4.95             Bear Stearns
Fortuna Investment Partners      08/07/96     (10,000)              4.94             Bear Stearns
Fortuna Investment Partners      08/08/96      (9,000)              4.95             Bear Stearns
Fortuna Investment Partners      08/08/96      (1,000)              4.95             Bear Stearns
Fortuna Investment Partners      08/27/96     (11,000)              5.69             Bear Stearns
Fortuna Investment Partners      09/09/96      (2,800)              5.07             Bear Stearns
Fortuna Investment Partners      09/10/96      (5,200)              4.95             Bear Stearns
Fortuna Investment Partners      09/10/96      (1,800)              4.95             Bear Stearns
Fortuna Investment Partners      09/11/96      (2,200)              4.91             Bear Stearns
Fortuna Investment Partners      09/11/96      (7,800)              4.94             Bear Stearns
Fortuna Investment Partners      09/13/96      (2,500)              4.83             Bear Stearns